UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.
 Publicly-held Company
Corporate Taxpayer’s ID (CNPJ): 02.429.144/0001 -93
Company Registry (NIRE): 353.001.861 -33

EXCERPT FROM THE MINUTES OF THE 137TH MEETING OF THE BOARD OF DIRECTORS HELD ON APRIL 29, 2009

1. DATE, TIME AND PLACE: On April 29, 2009, at 2:00 p.m., at the headquarters of Companhia Paulista de Força e Luz, located at Rodovia Campinas Mogi-Mirim, Km 2,5, in the city of Campinas, State of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2 of Article 18 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”).

3. ATTENDANCE: All the members of the Board of Directors (“Board”) and of the Board of Executive Officers, observing that Mr. Luiz Anibal de Lima Fernandes cast a written vote, as provided for in Paragraph 7 of Article 18 of the Company’s Bylaws, thus being counted as attending the meeting.

4. PRESIDING BOARD: Chairman - Ricardo Carvalho Giambroni, Vice-Chairman of the Board of Directors, and Secretary - Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

It is hereby recorded that the members of the Board and of the Fiscal Council were received by the Board of Executive Officers and attended a presentation on the energy sector and the Company’s business in its respective areas of operation. It is also hereby recorded that the Board members were invested in their respective positions upon execution of the Investiture Instrument and of the Statement of Consent referred to in the “Novo Mercado” (New Market) Listing Rules of BM&FBOVESPA S.A. - Securities, Commodities and Futures Exchange, as well as upon signing the other instruments and statements, as set forth in the Sole Paragraph of Article 16 of the Company’s Bylaws and the laws applicable to the Company.

After the reading of the Agenda was waived, since all attending members were aware of its contents, it was resolved that (i) the minutes of this meeting shall be drawn up in the summary format, being granted the right to present pronouncements and dissents that shall be filed at the Company’s headquarters, and the minutes’ publication was approved in the extract format, with omission of the board members’ signatures, and (ii) the votes of the Board members appointed by the controlling shareholders shall be computed pursuant to items 5.1, 6.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

After the examination and discussion of the matters of the Agenda, the following resolutions were taken:

(i) They elected Mr. LUIZ ANIBAL DE LIMA FERNANDES, to hold the position of CHAIRMAN OF THE BOARD, and Mr. RICARDO CARVALHO GIAMBRONI, to hold the position of VICE-CHAIRMAN OF THE BOARD.

The members of the Board of Directors would also like to express their appreciation towards Mrs. Cecília Mendes Garcez Siqueira and Mr. Carlos Alberto Cardoso Moreira, who were not re-elected as sitting members of the Board for the 2009/2010 tenure, for their dedication and commitment while holding their positions;

(ii) They appointed the following members for the Board of Directors’ Assistance Committees: MANAGEMENT PROCESSES COMMITTEE: Messrs. FRANCISCO CAPRINO NETO, ARTHUR PRADO SILVA, and MARTIN R. GLOGOWSKY; PEOPLE MANAGEMENT COMMITTEE: Mr. FRANCISCO CAPRINO NETO, Mr. RICARDO C. GIAMBRONI, and Mrs. SUSANA H. S. JABRA; and RELATED-PARTY COMMITTEE: Mr. FRANCISCO CAPRINO NETO, Mr. LUIZ CLÁUDIO DA SILVA BARROS, and Mrs. SUSANA H. S. JABRA;

(iii) They approved the minutes of the 136th Meeting of the Board of Directors held on April 1, 2009;

(iv) They elected to comprise the Company’s Board of Executive Officers, Messrs.: WILSON P. FERREIRA JUNIOR, Brazilian, married, engineer, Identity Card (RG) 10.500.091 -SSP/SP, Individual Taxpayer’s ID (CPF/MF) 012.217.298 -10, as CHIEF EXECUTIVE OFFICER; JOSÉ ANTONIO DE ALMEIDA FILIPPO, Brazilian, married, engineer, Identity Card (RG) 046.390.738 -IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 750.801.417 -00, as CHIEF FINANCIAL OFFICER AND HEAD OF INVESTORS RELATIONS; PAULO CEZAR COELHO TAVARES, Brazilian, married, engineer, Identity Card (RG) 880.377 -SSP/PE, Individual Taxpayer’s ID (CPF/MF) 137.829.594 -34, as CHIEF POWER MANAGEMENT EXECUTIVE OFFICER; HÉLIO VIANA PEREIRA, Brazilian, divorced, engineer, Identity Card (RG) M175.556 -SSP/MG, Individual Taxpayer’s ID (CPF/MF) 237.109.776 -49, as CHIEF POWER DISTRIBUTION EXECUTIVE OFFICER; MIGUEL NORMANDO ABDALLA SAAD, Brazilian, divorced, engineer, Identity Card (RG) 4.436.215 -SSP/SP, Individual Taxpayer’s ID (CPF/MF) 668.720.148 -49, as CHIEF POWER GENERATION EXECUTIVE OFFICER; and JOSÉ MARCOS CHAVES DE MELO, Brazilian, married, engineer, RG nº 05884247-7-IFP/RJ, Individual Taxpayer’s ID (CPF/MF) 730.497.867 -87, as CHIEF ADMINISTRATIVE OFFICER, all residing and domiciled in the city of Campinas, State of São Paulo, with business address at Rodovia Campinas Mogi-Mirim, Km 2,5, CEP 13088-900. It is hereby recorded that the Board of Executive Officers’ term of office is two (2) years, from this date until the first Meeting of the Board of Directors subsequent to the Ordinary General Shareholders' Meeting of the 2011 fiscal year, and also that the professional to be elected as Chief Business Development Executive Officer shall hold his position for the remaining period of term of office of the other executive officers.

The Executive Officers hereby elected declare that they do not have any legal impediment preventing them from performing their duties, and they shall be invested in their respective positions upon execution of the Investiture Instrument drawn up in the Board of Directors’ Minutes Book and by signing the other instruments and statements set forth in the Bylaws and the applicable laws;

(v) They recommended to CPFL Energia’s representatives in the bodies of the controlled companies the affirmative vote for electing the respective members of the Board of Directors and/or the Board of Executive Officers;

(vi) They were informed of the activities of Board of Directors’ Assistance Committees and Commissions in April, 2009, hereby recording the following pronouncements:

(vi.i) People Management Committee: examined the new model of the Private Agreement for Hiring of Executive Officers (“Agreement”) and the distribution of the overall compensation amount, approved by the Shareholders’ Meeting, among the members of the Board of Executive Officers;

(vi.ii) Strategy Commission: examined in advance the proposals of the Board of Executive Officers concerning the new undertakings;

(vi.iii) Budget Commission: reviewed the projections for the 2010-2013 period of the original 2009/2013 Pluriannual Plan and examined simulations with up-to-date assumptions until March 2009, advising the Board to approve the projections for the 2010-2013 period of the original 2009/2013 Pluriannual Plan;

(vii) They were informed of the Report of the CEO (highlights) on the main facts related to the Company’s business and sector indicators;

(viii) They approved the execution of the Heads of Agreement, pursuant to the Board of Executive Officers’ Resolution no. 2009023;

(ix) They approved the projections for the 2010-2013 period of the original 2009/2013 Pluriannual Plan proposed by the Board of Executive Officers in October 2008, advising the controlled companies’ Management to cast an affirmative vote to approve said projections;

(x) The approved the presentation of a proposal for acquisition of assets by CPFL Geração S.A. (“CPFL GERAÇÃO”), pursuant to the Board of Executive Officers’ Resolution no. 2009029;

(xi) They approved the new model of the Agreement and the distribution of the overall compensation amount among the Board of Executive Officers’ members, according to the criteria proposed by the People Management Committee; and

(xii) They recommended to the representatives of the Company in the bodies of the controlled companies the affirmative vote for approving the following matters: (xi.i) Companhia Paulista de Força e Luz (“CPFL PAULISTA”), Companhia Piratininga de Força e Luz (“CPFL PIRATININGA”), Rio Grande Energia S.A. (“RGE”), and CPFL GERAÇÃO: CHANGE OF THE REGISTRATION ENTRIES WITH CVM CONCERNING TRADING OF SECURITIES, FROM “EXCHANGE MARKET” TO “NON-ORGANIZED OVER-THE-COUNTER MARKET”; (xi.ii) CPFL PAULISTA, CPFL PIRATININGA, RGE and CPFL GERAÇÃO: AMENDMENT TO THE BYLAWS – FISCAL COUNCIL’S OPERATION MANNER AND DESIGNATION/DUTIES OF THE BOARD OF EXECUTIVE OFFICERS OF RGE.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up and were read, approved and signed by all attending Board members and the Secretary. Ricardo C. Giambroni, José Ayres de Campos, Francisco Caprino Neto, Milton Luciano dos Santos, Susana H. S. Jabra, Ana Dolores M. C. de Novaes, Luiz Anibal de Lima Fernandes, and Gisélia Silva (Secretary).

This is a free English translation of the excerpt of the original minutes drawn up in the Company’s records.

Gisélia Silva
Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.